SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

StoneMor Partners L.P.
(Name of Issuer)

Common Units Representing Limited Partnership Interests
(Title of Class of Securities)

86183Q100
(CUSIP Number)

Axar Capital Management, LP

1330 Avenue of the Americas, 30th Floor

New York, NY 10019

(212) 356-6130

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,748,435
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,748,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,748,435
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,748,435
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,748,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,748,435
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,748,435
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,748,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,748,435
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 5 of 11 Pages

This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 28, 2018 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on October 29, 2018 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on February 5, 2019 ("Amendment No. 4") and Amendment No. 5 filed with the SEC on May 1, 2019 ("Amendment No. 5" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the "Schedule 13D") with respect to the Common Units Representing Limited Partnership Interests (the "Common Units"), of StoneMor Partners L.P., a Delaware limited partnership (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 4, 5(a)-(c) and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On June 27, 2019, the Axar Vehicles and certain other investors (individually a "Purchaser" and collectively the "Purchasers") and the Issuer entered into the Series A Preferred Unit Purchase Agreement (the "Series A Purchase Agreement") pursuant to which the Issuer sold to the Axar Vehicles an aggregate of 39,764,492 of the Issuer's Series A Preferred Units (the "Preferred Units") representing limited partner interests in the Issuer with certain rights, preferences and privileges as are set forth in the Issuer's Third Amended and Restated Agreement of Limited Partnership dated as of June 27, 2019 (the "Third Amended Partnership Agreement") and as described in the Issuer's Current Report on Form 8-K filed with the SEC on June 28, 2019 (the "June 2019 Current Report"). The holder of a Preferred Unit is entitled to one vote for each Common Unit into which such Preferred Unit is convertible (whether or not such right to convert is exercisable at such time). Therefore, the Reporting Persons' aggregate voting power equals 52.6% of the Issuer's total voting power, based upon the sum of (i) the Current Number of Common Units Outstanding (as defined in Item 5(a)) and (ii) the 52,083,333 Preferred Units issued pursuant to the Series A Purchase Agreement. The purchase price for the Preferred Units sold pursuant to the Series A Purchase Agreement (the "Purchased Units") was $1.1040 per Purchased Unit, reflecting an 8% discount to the liquidation preference of each Preferred Unit, for an aggregate purchase price for the Axar Vehicles of $43.9 million. The terms of the sale of the Purchased Units were determined based on arms-length negotiations between the General Partner, and Axar.

Pursuant to the Series A Purchase Agreement, the Issuer agreed to file a registration statement on Form S-1 with the SEC as promptly as practicable to effect a $40,185,483 rights offering of Common Units to all holders of Common Units (other than the Purchasers, American Infrastructure Funds LP and their respective affiliates) with a purchase price of $1.20 per Common Unit (the "Rights Offering"), and agreed to use its reasonable best efforts to complete the Rights Offering within 100 days after the Closing Date. The proceeds from the Rights Offering will be used to redeem certain of the Preferred Units. Up to 21,169,062 of the Preferred Units purchased by the Axar Vehicles will be redeemed with the proceeds of the Rights Offering, if any.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 6 of 11 Pages

Under the Series A Purchase Agreement, the Issuer also granted each Purchaser a preemptive right to purchase a pro rata share of any subsequent issuance of Common Units or shares of common stock of the corporation ("Common Stock") into which the General Partner is converted (the conversion of the General Partner into a corporation is hereinafter referred to as the "C-Corporation Conversion") or rights to acquire any such securities, for so long as such Purchaser continues to hold any Preferred Units, any Common Units or Common Stock issued upon conversion thereof.

In connection with the sale of the Preferred Units, on June 27, 2019, the Issuer, the General Partner and the Purchasers entered into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Issuer agreed to use its reasonable best efforts to file a registration statement with the SEC to permit the resale of the Common Units or Common Stock issuable upon conversion of the Purchased Units or otherwise owned by the Purchasers and their controlled affiliates and securities issued pursuant to any split, dividend, recapitalization, exchange or similar event (collectively, the "Registrable Securities"). The Issuer also agreed to use its reasonable best efforts to cause such registration statement to become effective by the earlier of 30 days after consummation of the C-Corporation Conversion or May 1, 2020 (the "Target Effective Date") and to keep such registration statement effective until the earlier of the date on which all such Registrable Securities may be sold without restriction or limitation pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") and without the requirement to be in compliance with Rule 144(c)(1) under the Securities Act or the date on which all such Registrable Securities have been sold. The Issuer agreed to permit the Axar Vehicles and certain other Purchasers to require the Issuer, if any such Purchaser elects to dispose of Registrable Securities under a registration statement pursuant to an underwritten public offering, to enter into an underwriting agreement with an underwriter selected by such Purchaser (and reasonably approved by the Issuer, such approval not to be unreasonably withheld, conditioned or delayed) and take all such other reasonable actions as are requested by the underwriter to expedite or facilitate the disposition of such Registrable Securities. The Issuer also granted the Purchasers the right to include such Registrable Securities in certain other registration statements the Issuer may file. The registration rights granted pursuant to the Registration Rights Agreement are subject to exceptions, limitations and restrictions customary for a transaction of this nature. The Registration Rights Agreement also provides that the General Partner shall assume all of the obligations of the Issuer upon consummation of the C-Corporation Conversion.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 7 of 11 Pages

On June 27, 2019, the Issuer, the General Partner, GP Holdings, ACII and the Axar Entities also entered into an amendment to the VSA (the "VSA Third Amendment"). The VSA Third Amendment provides that, in calculating the 27.49% aggregate of the outstanding Common Units that the Axar Entities are permitted to own or acquire prior to the closing of the Merger contemplated by the Merger Agreement, the Preferred Units acquired pursuant to the Series A Purchase Agreement and any equity issued upon conversion of or in consideration of such Preferred Units shall be excluded.

In addition, on June 27, 2019, the General Partner, GP Holdings, ACII and the Axar Entities entered into an amendment to the Nomination and Director Voting Agreement (the "DVA Second Amendment") which provides that the Axar Entities shall have the right to designate three of the seven of the directors on the Board of Directors of StoneMor Inc. (or if the number of such directors is increased, three-sevenths of the total number of directors) until the refinancing or repayment of the 9.875%/11.500% Senior Secured PIK Toggle Notes due 2024 (the "Notes") issued pursuant to the indenture dated as of June 27, 2019 by and among the Issuer, Cornerstone Family Services of West Virginia Subsidiary, Inc. ("Cornerstone"), certain direct and indirect subsidiaries of the Issuer, the initial purchasers party thereto and Wilmington Trust, National Association, as trustee and as collateral agent (the "Indenture"). Subject to the prior refinancing or repayment of the Notes under the Indenture and from and after the C-Corporation Conversion, the right of the Axar Entities to designate directors to the Board of Directors of StoneMor Inc. shall be as follows:

• so long as the Axar Entities and their respective affiliates (the "Axar Group") continue to beneficially own at least 15% of the then-outstanding Common Stock, the Axar Entities will be entitled to designate three directors for nomination to the Company Board of Directors;

• so long as the Axar Group continues to beneficially own at least 10% but less than 15% of the then-outstanding Common Stock, the Axar Entities will be entitled to designate two directors for nomination to the Company Board of Directors;

• so long as the Axar Group continues to beneficially own at least 5% but less than 10% of the then-outstanding Common Stock, the Axar Entities will be entitled to designate one director for nomination to the Company Board of Directors; and

• if the Axar Group beneficially owns less than 5% of the then-outstanding Common Stock, the right of the Axar Entities to designate any director for nomination to the Company Board of Directors shall terminate.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 8 of 11 Pages

The DVA Second Amendment also provides that, in calculating the 27.49% aggregate of the outstanding Common Stock that the Axar Entities are permitted to own or acquire during the period commencing on the closing date of the Merger contemplated by the Merger Agreement and ending on the date 30 days following the delivery of all requisite notices of immediate effective resignation from the board of directors of StoneMor Inc., the Preferred Units acquired pursuant to the Series A Purchase Agreement and any equity issued upon conversion of or in consideration of such Preferred Units shall be excluded.

The terms of the VSA Third Amendment and the DVA Second Amendment were reviewed and approved by the Conflicts Committee of the General Partner's Board of Directors, which is comprised entirely of independent directors.

On June 27, 2019, the General Partner, GP Holdings and Axar Special Member LLC, a wholly-owned subsidiary of the Investment Manager ("Axar Special Member"), entered into the Third Amended and Restated Limited Liability Company Agreement of the General Partner (the "Third A&R GP LLCA"), pursuant to which the Axar Special Member was admitted as a member with the right to designate three-sevenths of the board of directors of the General Partner, consistent with the provisions of the DVA Second Amendment as described above.

The foregoing summaries of the Series A Purchase Agreement, the Registration Rights Agreement, the VSA Third Amendment, the DVA Second Amendment and the Third A&R GP LLCA (collectively, the "Transaction Documents") are not intended to be complete and are qualified in their entirety by reference to the full texts of the Transaction Documents, which are referenced as Exhibit 10, Exhibit 11, Exhibit 12, Exhibit 13 and Exhibit 14 to this Schedule 13D and are also incorporated herein by reference.

The Issuer applied a portion of the proceeds of the sale of the Notes and the Preferred Units to pay in full all amounts owing pursuant to the Credit Agreement, which effectively terminated the Credit Agreement and the related Guaranty and Collateral Agreement.

As a condition to, and effective immediately prior to, the consummation of the Notes and Preferred Unit issuance, the Board of Directors of the General Partner was reconstituted. Directors Martin R. Lautman, Ph.D., Leo J. Pound, Robert A Sick and Fenton R. Talbott resigned as directors pursuant to the Amended and Restated Limited Liability Company Agreement of the General Partner, the authorized number of directors was reduced to seven and Andrew Axelrod, David Miller and Spencer Goldenberg were elected to the board of directors of the General Partner to fill the vacancies created by the resignations and pursuant to the designation of the Axar Special Member. The reconstituted board of directors is comprised of Messrs. Axelrod, Miller and Goldenberg, Robert Hellman, Stephen Negrotti, Patricia Wellenbach and Joe Redling. Mr. Axelrod has been elected Chairman of the Board of Directors of the General Partner.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 9 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)

The percentages used in this Schedule 13D are calculated based upon 38,288,857 Common Units reported to be outstanding as of May 6, 2019 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the Securities and Exchange Commission on May 10, 2019 (such number of Common Units outstanding, the "Current Number of Outstanding Common Units").

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Units and percentage of the Common Units beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Assuming no Preferred Units purchased by the Axar Vehicles are redeemed from the proceeds of the Rights Offering and that the Preferred Units become convertible after the completion of the Rights Offering and there has been otherwise no change in the Reporting Persons’ beneficial ownership and no change in the conversion rate, as provided in the Issuer's Third Amended Partnership Agreement, the Reporting Persons would beneficially own an aggregate of 47,512,927 Common Units, representing 55.38% of the Common Units based upon the Current Number of Outstanding Common Units and assuming the conversion of the Preferred Units by the Reporting Persons.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 10 of 11 Pages

Assuming that the Rights Offering is fully subscribed for, 21,169,062 Preferred Units purchased by the Axar Vehicles are redeemed from the proceeds of the Rights Offering and that the Preferred Units become convertible after the completion of the Rights Offering and there has been otherwise no change in the Reporting Persons' beneficial ownership and no change in the conversion rate, as provided in the Issuer's Third Amended Partnership Agreement, the Reporting Persons would beneficially own an aggregate of 26,343,865 Common Units, representing 29.15% of the Common Units based upon 71,776,760 Common Units outstanding, which represents the sum of (i) the Current Number of Outstanding Common Units and (ii) 33,487,903 Common Units issued in the Rights Offering, and assumes the conversion of the remaining Preferred Units by the Reporting Persons.

(c)	Except as set forth in this Amendment No. 6, there have been no transactions in the Common Stock effected by the Reporting Person during the past sixty days.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 10:	Series A Purchase Agreement (incorporated by reference to Exhibit 10.1 of the June 2019 Current Report).

Exhibit 11.	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the June 2019 Current Report).

Exhibit 12:	VSA Third Amendment (incorporated by reference to Exhibit 10.4 of the June 2019 Current Report).

Exhibit 13:	DVA Second Amendment.

Exhibit 14:	Third A&R GP LLCA.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 28, 2019

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD